Exhibit 99.2

Healthscope Pty Ltd

(formerly Healthscope Pty Ltd) and its controlled entities

ABN: 65 144 840 639

HALF-YEAR

FINANCIAL REPORT

For the half-year ended 31 December 2018

HEALTHSCOPE PTY LTD

HEALTHSCOPE PTY LTD

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME
FOR THE HALF-YEAR ENDED 31 DECEMBER 2018

		Half-year ended
		31 Dec 2018	31 Dec 2017
	Note	$'m	$'m
Continuing operations
Revenue		1,224.6	1,189.4
Employee benefits expense		(556.5)	(545.1)
Medical and consumable supplies		(152.7)	(149.3)
Prosthetics expenses		(154.2)	(154.7)
Occupancy costs		(33.4)	(35.7)
Service costs		(129.7)	(120.7)
Other income and expense items	3	(11.0)	(1.0)
Depreciation and amortisation		(59.6)	(54.6)
Net finance costs		(31.6)	(25.9)

Profit before income tax		95.9	102.4
Income tax expense		(29.0)	(30.7)

Profit for the period from continuing operations		66.9	71.7

Discontinued operations
Profit for the period from discontinued operations	4	169.7	7.4

NET PROFIT FOR THE PERIOD		236.6	79.1

Other comprehensive income, net of income tax

Items that may be reclassified subsequently to profit or loss
Exchanges differences arising on translation of foreign operations		9.7	(10.0)
Gain on cash flow hedges taken directly to equity		7.1	3.0
Income tax credit relating to other comprehensive income		(2.8)	(1.1)

Other comprehensive income/(loss) for the period, net of tax		14.0	(8.1)

Total comprehensive income for the period		250.6	71.0

Earnings per share
From continuing and discontinued operations
Basic (cents per share)	5	13.6	4.6
Diluted (cents per share)	5	13.5	4.5
From continuing operations
Basic (cents per share)	5	3.8	4.1
Diluted (cents per share)	5	3.8	4.0

The above statement should be read in conjunction with the accompanying notes.

HEALTHSCOPE PTY LTD

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2018

		31 Dec 2018	30 Jun 2018
	Note	$'m	$'m
CURRENT ASSETS
Cash and cash equivalents	6	108.7	156.8
Trade and other receivables		189.9	166.5
Receivable from NSW State Government		-	376.5
Consumable supplies at cost		57.2	52.9
Prepayments		17.2	15.8
Derivative financial instruments		0.7	-
Assets classified as held for sale		15.8	136.9
TOTAL CURRENT ASSETS		389.5	905.4

NON-CURRENT ASSETS
Other financial assets		8.3	8.2
Derivative financial instruments		4.7	-
Investments in joint ventures		0.7	1.2
Property, plant and equipment		2,197.0	2,235.9
Goodwill & other intangibles	7	1,783.7	1,642.2
Deferred tax assets		86.3	77.6
TOTAL NON-CURRENT ASSETS		4,080.7	3,965.1

TOTAL ASSETS		4,470.2	4,870.5

CURRENT LIABILITIES
Trade and other payables		258.0	236.7
Current tax liabilities		23.8	15.3
Borrowings		417.7	690.4
Derivative financial instruments		-	5.7
Other financial liabilities		3.5	3.9
Provisions		153.3	141.2
Liabilities directly associated with assets classified as held for sale		-	22.1
TOTAL CURRENT LIABILITIES		856.3	1,115.3

NON-CURRENT LIABILITIES
Borrowings		903.3	1,224.9
Derivative financial instruments		-	22.0
Other payables		20.4	22.5
Deferred tax liabilities		62.9	49.6
Provisions		88.8	90.6
TOTAL NON-CURRENT LIABILITIES		1,075.4	1,409.6

TOTAL LIABILITIES		1,931.7	2,524.9

NET ASSETS		2,538.5	2,345.6

EQUITY
Issued capital	8	2,714.7	2,713.4
Reserves		(231.6)	(247.5)
Retained earnings / (accumulated losses)		55.4	(120.3)
TOTAL EQUITY		2,538.5	2,345.6

The above statement should be read in conjunction with the accompanying notes.

HEALTHSCOPE PTY LTD

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2018

	Half-year ended
	31 Dec 2018	31 Dec 2017
	$'m	$'m
Continuing and discontinued operations (i)
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers	1,238.7	1,267.1
Payment to suppliers and employees	(1,020.3)	(1,057.4)
Cash generated from operations	218.4	209.7
Interest received	2.1	1.5
Interest and costs of finance paid	(28.6)	(26.6)
Income tax paid	(18.4)	(7.6)
Other income and expense items	(16.4)	(6.4)
Net cash provided by operating activities	157.1	170.6

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property, plant and equipment	0.1	0.1
Proceeds from disposal of operations	(2.7)	55.0
Payments for property, plant and equipment	(28.1)	(38.8)
Brownfield facility development payments for plant and equipment	(71.2)	(73.0)
Northern Beaches facility development payments for plant and equipment	(80.5)	(106.0)
Net payments for business combinations	268.2	-
Net cash used in investing activities	85.8	(162.7)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from project finance	-	82.1
Proceeds from bank borrowings	65.0	-
Proceeds from the NSW State Government	398.4	-
Repayment of the project financing facility	(690.0)	-
Net proceeds from receivables securitisation	(3.9)	18.2
Finance leasing payments	(1.2)	(3.1)
Dividend reinvested through Dividend Reinvestment Plan	-	2.2
Dividends paid	(59.6)	(60.9)
Facility fees paid	(0.1)	(0.2)
Net cash provided by finance activities	(291.4)	38.3

Net increase in cash and cash equivalents	(48.5)	46.2

Cash and cash equivalents at the beginning of the period	156.8	195.9
Effects of exchange rate changes on the balance of cash held in foreign currencies	0.4	(0.1)
Cash and cash equivalents at the end of the period	108.7	242.0

The above statement should be read in conjunction with the accompanying notes.

(i)	The Condensed Consolidated Statement of Cash Flows include cash flows associated with continuing and discontinued operations (Asian Pathology).

HEALTHSCOPE PTY LTD

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE HALF-YEAR ENDED 31 DECEMBER 2018

	Issued capital	Retained earnings / (accumulated losses)	Group reorganisation Reserve	Foreign currency translation reserve	Hedge reserve	Equity settled employee benefits reserve	Total equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Opening balance at 1 January 2018	2,711.8	(74.9)	(282.2)	30.3	(10.4)	8.3	2,382.9
Profit for the period	-	10.3	-	-	-	-	10.3
Other comprehensive income for the period net of tax	-	-	-	2.5	3.3	-	5.8
Total comprehensive income for the period	-	10.3	-	2.5	3.3	-	16.1
New shares issued	1.6	-	-	-	-	-	1.6
Recognition of share based payments	-	-	-	-	-	0.7	0.7
Dividends paid	-	(55.7)	-	-	-	-	(55.7)
Closing balance at 30 June 2018	2,713.4	(120.3)	(282.2)	32.8	(7.1)	9.0	2,345.6

Opening balance at 1 July 2018	2,713.4	(120.3)	(282.2)	32.8	(7.1)	9.0	2,345.6
Profit for the period	-	236.6	-	-	-	-	236.6
Other comprehensive income for the period net of tax	-	-	-	9.7	4.3	-	14.0
Total comprehensive income for the period	-	236.6	-	9.7	4.3	-	250.6
New shares issued	1.3	-	-	-	-	-	1.3
Recognition of share based payments	-	-	-	-	-	1.9	1.9
Dividends paid	-	(60.9)	-	-	-	-	(60.9)
Closing balance at 31 December 2018	2,714.7	55.4	(282.2)	42.5	(2.8)	10.9	2,538.5

The above statement should be read in conjunction with the accompanying notes.

HEALTHSCOPE PTY LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2018

GENERAL INFORMATION AND BASIS OF PREPARATION

General information

This financial report for the half year ended 31 December 2018 has been prepared in accordance with Accounting Standard IAS 34 “Interim Financial Reporting” as issued by the international Accounting Standards Board (IASB). The half-year financial report was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Current Report on Form F-3 and on Form 6-K of Brookfield Business Partners L.P.

This half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report of Healthscope Pty Ltd (formerly Healthscope Limited) (the “Company”) for the year ended 30 June 2018.

Healthscope Pty Ltd and its controlled entities (together referred to as the “Group”) is incorporated and domiciled in Australia with trading operations in Australia, New Zealand and South East Asia. The group was a public company listed on the Australian Securities Exchange (trading under the code ‘HSO’) until the Group was acquired by ANZ Hospital Pty Ltd under a scheme of arrangement on 6 June 2019 and subsequently delisted from Australia Securities Exchange on 11 June 2019. The Group has subsequently divested its South East Asia operations and is in the process of divesting its New Zealand operations (refer to Note 12 for details). The principal place of business of the Group is:

Level 1

312 St Kilda Road

Melbourne VIC 3004

Tel: (03) 9926 7500

The principal activities of the Group during the half-year ended 31 December 2018 were the provision of healthcare services through the ownership and management of hospitals and the provision of pathology diagnostic services.

Basis of preparation and consolidation

The condensed consolidated financial statements have been prepared on the basis of historical cost except for certain financial instruments that are measured at fair values.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

The financial results and financial position of the Group are expressed in Australian dollars, which is the presentation currency and the functional currency for the condensed consolidated financial statements.

The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the consolidated financial report for Healthscope Pty Ltd for the financial year ended 30 June 2018.

Adoption of new and revised Standards and Interpretations]

During the current financial period, all mandatory new and revised standards, including IFRS 15 and IFRS 9 (refer below), and amendments thereof and Interpretations were adopted which had no material impact.

IFRS 15 Revenue from Contracts with Customers

The Group has adopted IFRS 15 ‘Revenue from Contracts with Customers’ from 1 July 2018, using the modified retrospective method of adoption. The adoption had no material impact.

Hospitals Australia

Hospital services

The Group’s performance obligations to patients relate to surgical and non-surgical services provided. The performance obligations are satisfied over a short term (period from admission of the patient to discharge) and the revenue is based on a schedule of rates, which are contractually agreed with funding bodies (per procedure or per day of stay) depending on the type of service provided. Revenue from the provision of services to patients is finalised on completion of medical coding on patient discharge. At period end management accrue revenue for patients who are yet to be discharged the hospital, based on services provided to the patient at reporting date. There has been no material impact to the revenue recognition on adoption of IFRS 15.

HEALTHSCOPE PTY LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2018

Pathology services

Healthscope have contracts with the New Zealand District Health Boards (“DHBs”) to provide Pathology and laboratory testing services in New Zealand. Under these contracts, Healthscope is required to provide Pathology and laboratory testing services to eligible patients and the contract is for a fixed fee over the service period. The performance obligation is satisfied over the contract term, and as a result, the revenue is recognised on a straight-line basis over the contract term. There has been no material impact to the revenue recognition on adoption of IFRS 15.

Management fee revenue

Healthscope derives a management fee for the provision of day-to-day management of three private hospitals on behalf of Adelaide Community Healthcare Alliance Incorporated (ACHA). The performance obligations are satisfied over a short-term period (monthly). The revenue recognised is based on the achievement of key performance indicators of the hospitals, which are measured against contractual criteria. There has been no material impact to the revenue recognition on adoption of IFRS 15.

HEALTHSCOPE PTY LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2018

IFRS 9 Financial Instruments

The Group has adopted IFRS 9 ‘Financial Instruments’ from 1 July 2018.

Classification and Measurement

IFRS 9 changed the classification of complex financial instruments, calculation of impairment losses of financial assets, and hedge accounting. The Group assessed which business models apply to the financial instruments held by the Group and have classified them into the appropriate IFRS 9 categories.

On the adoption of IFRS 9, the Group classified financial assets and liabilities as subsequently measured at either amortised cost or fair value, depending on the business model for those assets and on the asset’s contractual cash flow characteristics. There were no changes in the measurement of the Group financial instruments.

Hedge Accounting

The revision to hedge accounting aligns the hedge accounting requirements with risk management activities. The group confirms the Group’s existing hedges qualify as effective hedges upon adoption of IFRS 9 and has determined there is no material impact on the financial statements.

Impairment

IFRS 9 requires an expected credit loss model to be applied to determine the allowance for trade receivables. The Group has no history of material credit losses and the group’s trade receivable balance is made up of Australian Healthfund Providers and Government organisations, as a result of the adoption to IFRS 9 there has been no material impact no material impact on the financial statements.

Effects of Standards that are issued but not yet effective

IFRS 16 Leases

IFRS 16 is effective for the years commencing 1 July 2019 with early adoption permitted. The standard requires operating leases to be recognised on balance sheet. The Group will early adopt IFRS 16 on 6 June 2019 which will have a significant impact on the financial statements.

Recognition and Measurement

Prior to the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. The Group recognised operating lease expense on a straight-line basis over the lease term, and recognised assets and liabilities only to the extent that there was a timing difference between actual lease payments and the expense recognised.

Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. In respect of operating leases, the Group recognised right-of-use assets and lease liabilities (except for short term leases and leases of low-value assets) of hospitals in Australia and pathology laboratories in New Zealand. The nature of expenses related to those leases changed because the Group recognise a depreciation charge for right-of-use assets and interest expense on lease liabilities. In addition, the Group no longer recognise provisions for operating leases that it assesses to be onerous. Instead, the Group will include the payments due under the lease in its lease liability.

The right-of-use assets were recognised based on the amount equal to the lease liabilities less any existing onerous leases provisions. Lease liabilities were recognised based on the present value of the remaining lease payments, discounted using the incremental borrowing rate (IBR) at the date of initial application.

Impact of adoption of IFRS 16

The Group applied IFRS 16 using the cumulative catch up approach. Therefore a right-of-use asset was recognised at the date of initial application in respect of leases previously classified as operating leases.

Set out below, are the assets and liabilities which will be recognised on transition at 6 June 2019:

6 June 2019 $'m
Lease liabilities on adoption of IFRS 16	201.5
Derecognition of provision for onerous leases	(65.8)
Right of use assets on adoption of IFRS 16	135.7

HEALTHSCOPE PTY LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2018

ATO Review

An Australian Tax Office (ATO) audit is ongoing in respect of various matters that relate to the pre-public offering (IPO) period of Healthscope Limited (October 2010 to July 2014), and Healthscope’s utilisation in the post-IPO period of tax losses. All information requested to date as part of the audit has been submitted to the ATO by Healthscope.

The Group is regularly subject to information requests and audit activities by the ATO. The outcome of these reviews depends upon several factors which may result in further tax payments or refunds of tax payments already made to the Group. Provisions for potential further payments will be recognised if a present obligation in relation to a taxation liability is assessed as probable and can be reliably estimated and measured.

HEALTHSCOPE PTY LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2018

Working capital position

The working capital position of the Group as at 31 December 2018 reflects a net current liability position of $466.8 million (30 June 2018: $209.9 million net current liability position). This has primarily been caused by a reclassification of bank loans of $415.0 million from non-current to current as well as the receipt in December 2018 of the receivable from the NSW State Government in relation to the Northern Beaches Hospital which was classified as a current asset at 30 June 2018, with a value of $376.5m. The Group has subsequently refinance the current bank loans prior to their expiry (refer to note 12).

The Group has continued to generate cash flows from operating activities, after servicing debt costs of $157.1 million (30 June 2018: $283.4 million).

The parent entity of the Group, ANZ Hospitals Pty Ltd (“ANZ Hospitals”), has access to external funding from its syndicated facility. On 6 June 2019, ANZ Hospitals entered into a Syndicated Facility Agreement for a combined facility amount totalling $2,150 million. The total drawn balance at 30 September 2020 was $1,902 million. Facility A is amortised over 5 years and Facilities B, C and D are repayable five years from inception of the Agreement. If needed, ANZ Hospitals can draw down additional funds from its working capital financing facility which forms part of the combined facility amount to support the Group. At 30 September 2020, $130 million was available under the revolving working capital facilities.

The Directors continually monitor the Group’s working capital position including forecast working capital requirements in light of the Group’s existing debt facilities and available cash reserves and are satisfied that the Group will be able to pay its debts as and when they fall due for a period of 12 months from the date of this financial report.

Rounding of amounts

The financial statements are rounded to the nearest hundred thousand dollars, unless otherwise stated.

HEALTHSCOPE PTY LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2018

NOTE 1: DIVIDENDS

During the current reporting period, Healthscope Pty Ltd paid a final dividend of 3.5 cents per share in respect of the financial year ended 30 June 2018 that resulted in a dividend payment of $60.9 million.

On 13 February 2019, the Directors resolved to pay an interim dividend of 3.5 cents (31 December 2017: 3.5 cents) in respect of the financial year ending 30 June 2019 that will result in a dividend payment of approximately $59.6 million (31 December 2017: $60.9 million). The interim dividend has not been included as a liability in these financial statements, because the obligation did not arise until after 31 December 2018.

NOTE 2: SEGMENT INFORMATION

As a result of the completed divestment of Asian Pathology operations, the reportable segments were revised to reflect the continuing business. The comparable period has been restated in order to reflect this change.

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reports about components of Healthscope Pty Ltd that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. Under IFRS 8, the reportable segments of the Group are as follows:

•	Hospitals Australia - the management and provision of surgical and non-surgical private hospitals

•	Pathology New Zealand - the provision of pathology services in New Zealand

Continuing Operations

	Segment revenue		Segment Operating EBIT (ii)
	Half-year ended		Half-year ended
	31 Dec 2018	31 Dec 2017	31 Dec 2018	31 Dec 2017
	$'m	$'m	$'m	$'m
Hospitals Australia	1,101.8	1,070.1	133.5	124.3
Pathology New Zealand	122.8	119.3	23.1	23.3
Total all segments	1,224.6	1,189.4	156.6	147.6
Corporate			(18.1)	(18.3)
Total all segments after Corporate			138.5	129.3
Other income and expense items (Note 3)			(11.0)	(1.0)
Net finance costs			(31.6)	(25.9)
Profit before income tax			95.9	102.4
Income tax expense			(29.0)	(30.7)
Net profit from continuing operations			66.9)	71.7

HEALTHSCOPE PTY LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2018

Discontinued Operations

	Segment revenue		Segment Operating EBIT (ii)
	31 Dec 2018	31 Dec 2017	31 Dec 2018	31 Dec 2017
	$'m	$'m	$'m	$'m
Asian Pathology (iii)	10.4	32.7	3.5	7.5
Medical Centres	-	13.2	-	0.5
Total all segments	10.4	45.9	3.5	8.0
Other income and expense items			166.9	1.2
Finance costs			(0.1)	(0.2)
Profit before income tax			170.3	9.0
Income tax expense			(0.6)	(1.6)
Profit from discontinued operations			169.7	7.4
Net profit from continuing & discontinued operations			236.6	79.1

(i)	Segment Operating EBIT represents the profit earned by each segment without the allocation of central administrative costs, investment revenue, finance costs, income tax expense and other items of income and expenses.

(ii)	Previously reported within the “Other” segment. Asian Pathology is principally engaged in the provision of pathology services in Singapore, Malaysia and Vietnam.

HEALTHSCOPE PTY LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2018

NOTE 2: SEGMENT INFORMATION (continued)

Other segment information
	Hospitals Australia	Pathology New Zealand	Corporate	Total Continued	Discontinued Operations	Total
	$'m	$'m	$'m	Operations	$'m	$'m
December 2018
Total assets	4,203.0	264.5	2.6	4,470.1	0.1	4,470.2
Total liabilities	(1,919.9)	(22.8)	-	(1,942.7)	11.0	(1,931.7)

June 2018
Total assets	4,465.3	263.9	20.1	4,749.3	121.2	4,870.5
Total liabilities	(2,455.7)	(47.1)	-	(2,502.8)	(22.1)	(2,524.9)

NOTE 3: OTHER INCOME AND EXPENSE ITEMS

	Half-year ended
	31 Dec 2018	31 Dec 2017
	$'m	$'m
Continuing operations
Hospital commissioning costs (i)	(8.6)	(0.4)
Closure and restructure costs (ii)	(2.4)	(0.4)
Bid assessment costs (iii)	(1.0)	-
Onerous leases and related costs (iv)	1.0	-
Loss relating to appointment of liquidators for a supplier group (v)	-	(0.2)
	(11.0)	(1.0)

(i)	Hospital commissioning costs primarily relate to costs incurred in relation to commissioning of the Northern Beaches Hospital. The prior year expense relates to costs incurred in relation to pre-opening of the Northern Beaches Hospital and commissioning of the completed brownfield projects of Brisbane Private Hospital and Sunnybank Private Hospital.

(ii)	Current year closure costs relate to the exit from Mosman Private. Restructure costs primarily relate to a general reorganisation within the Hospital Australia business.

(iii)	The current period expense relates to the professional advisory fees for the assessment of unsolicited and conditional acquisition proposals.

(iv)	Onerous leases and related costs primarily relate to the reversal of onerous and make good provisions previously provided for the hospital leases at Pacific Private Hospital upon re-assignment of these leases during the current financial period, net of the incentive fee paid in relation to the arrangement.

(v)	The prior year expense represents write-off in relation to deposit paid to an insolvent supplier for the maintenance contract for theatre equipment.

HEALTHSCOPE PTY LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2018

NOTE 4: DISCONTINUED OPERATIONS

Discontinued operations for the period ended 31 December 2018

On 17 August 2018, the Group announced that effective 17 August 2018, it had completed the sale of its Asian Pathology operations in Singapore, Malaysia and Vietnam for cash proceeds of $279.0 million. As part of the completion of sale, a working capital adjustment of $4.7 million was recorded.

As the sale proceeds (including costs to sell) were higher than the fair value of the related assets and liabilities, a net gain of $166.9 million was recorded.

Discontinued operations for the period ended 31 December 2017

The comparative figures for the half-year ended 31 December 2017 have been restated in order to reflect the results of the Asian Pathology operations as discontinued operations in the Statement of Profit or Loss and Other Comprehensive Income.

On 30 September 2017, Healthscope completed the sale of its standalone Medical Centres operations to Fullerton Health Medical Centres Pty Ltd which were classified as discontinued operations in the period to 31 December 2017.

	Half-year ended
	31 Dec 2018	31 Dec 2017
	$'m	$'m
Revenue	10.4	45.9
Expenses	(6.9)	(37.9)
Other income and expense items (i)	166.9	1.2
Profit before finance costs and income tax	170.4	9.2
Net finance costs	(0.1)	(0.2)
Profit before income tax	170.3	9.0
Income tax expense	(0.6)	(1.6)
Profit for the period from discontinued operations	169.7	7.4

The current period financial performance is for the period 1 July 2018 to 17 August 2018.

(i)	Relates to gain on sale recorded upon completion of sale of Asian Pathology operations on 17 August 2018

HEALTHSCOPE PTY LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2018

NOTE 5: EARNINGS PER SHARE

	Half-year ended
	31 Dec 2018	31 Dec 2017
Basic earnings per share (cents per share)
From continuing operations	3.8	4.1
From discontinued operations	9.8	0.5
Total basic earnings per share	13.6	4.6

Diluted earnings per share (cents per share)
From continuing operations	3.8	4.0
From discontinued operations	9.7	0.5
Total diluted earnings per share	13.5	4.5

(a)	Reconciliation of earnings used in calculating earnings per share

	Half-year ended
	31 Dec 2018	31 Dec 2017
	$'m	$'m
Basic and diluted earnings per share
Profit for the period attributable to owners of the Company
- Profit for the period from continuing operations	66.9	71.7
- Profit for the period from discontinuing operations	169.7	7.4
	236.6	79.1

(b)	Weighted average number of shares used as the denominator in calculation of statutory earnings per share

	31 Dec 2018	31 Dec 2017
	Number	Number
	'm	'm
Weighted average number of ordinary shares used in calculating basic earnings per share	1,740.3	1,737.1

Adjustments for calculation of diluted earnings per share:
- Long Term Incentive Performance rights	7.2	5.9
- Short Term Incentive Performance rights	1.7	1.6
	8.9	7.5
Weighted average number of ordinary shares and potential ordinary shares used in calculating diluted earnings per share	1,749.2	1,744.6

(c)	Information concerning the classification of securities

Performance rights and share rights granted to participants are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The performance rights and the share rights have not been included in the determination of basic earnings per share.

HEALTHSCOPE PTY LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2018

NOTE 6: CASH AND CASH EQUIVALENTS

Reconciliation of cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the period as shown in the condensed statement of financial position are reconciled to the related items as follows:

	31 Dec 2018	30 Jun 2018
	$'m	$'m
Cash and cash equivalents	108.7	89.2
Restricted cash (i)	-	71.3
	108.7	160.5

Transferred to assets held for sale	-	(3.7)
Total cash and cash equivalents	108.7	156.8

(i)	At 30 June 2018 restricted cash represents funds that can only be applied towards the development of Northern Beaches Hospital.

NOTE 7: GOODWILL AND OTHER INTANGIBLES

	For six months ended
	31 Dec 2018	30 Jun 2018	31 Dec 2017
	$'m	$'m	$'m
Goodwill
Gross carrying amount
Balance at the beginning of the reporting period	1,597.7	1,681.2	1,689.3
Impairment of goodwill	-	(0.8)	-
Reclassified to held for sale	-	(84.5)	-
Effect of foreign currency exchange differences	6.5	1.8	(8.1)
Balance at the end of the reporting period	1,604.2	1,597.7	1,681.2

Other intangibles (i)
Balance at the beginning of the reporting period	44.5	46.8	49.8
Transfer from Capital Work in Progress (ii)	138.4	-	-
Disposals	-	-	-
Amortisation	(4.3)	(2.4)	(2.5)
Effect of foreign currency exchange differences	0.9	0.1	(0.5)
Balance at the end of the reporting period	179.5	44.5	46.8

Total goodwill and other intangibles	1,783.7	1,642.2	1,728.0

(i)	Other intangibles include contract development costs, contract management rights and operating rights.

(ii)	Represents the shared portion of the co-located Northern Beaches Hospital, which has been transferred from Capital Works in Progress to intangible assets reflecting a ‘right to use the assets’ over the term of the Public-Private Partnership arrangement with the NSW Government.

Impairment of goodwill and indefinite life intangible assets

The Healthscope Group performs an impairment assessment when there is an indication or trigger of a possible impairment of its non-current assets. In addition, at least annually, the Healthscope Group performs an impairment review of goodwill and indefinite life intangible assets, regardless of whether an impairment indicator has been identified. For the half-year ended 31 December 2018, there were no indicators present for any of the Group’s cash generating units.

The annual review of goodwill and indefinite life intangible assets for impairment was performed at 30 June 2018.

HEALTHSCOPE PTY LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2018

NOTE 8: ISSUED CAPITAL

	Number of	Share Capital
	shares	$'m
Balance at 1 January 2018	1,738,152,298	2,711.8
New shares issued	1,550,988	1.6
Balance at 30 June 2018	1,739,703,286	2,713.4

Balance at 1 July 2018	1,739,703,286	2,713.4
New shares issued	1,458,509	1.3
Balance at 31 December 2018	1,741,161,795	2,714.7

NOTE 9: FAIR VALUE MEASUREMENT

The financial instruments presented in the condensed statement of financial position are measured at either fair value or amortised cost. The measurement of this fair value may in some cases be subjective and may depend on the inputs used in the calculations.

The Group generally uses external valuations based on market inputs or market values. The different valuation methods are called ‘hierarchies’ and are described below.

•	Level 1: calculated using quoted prices in active markets.

•	Level 2: estimated using inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

•	Level 3: estimated using inputs for the asset or liability that are not based on observable market data.

All financial instruments presented in the condensed consolidated statement of financial position are recognised at amounts that represent a reasonable approximation of fair value, with the exception of the following borrowings:

	31 Dec 2018		30 Jun 2018
	Carrying amount	Fair value	Carrying amount	Fair value
	$'m	$'m	$'m	$'m
Borrowings
US Private Placement (AUD)	400.3	421.6	371.8	397.8

The fair value of the Group’s financial instruments is estimated as follows:

Borrowings

Fair value is calculated using discounted future cash flow techniques, where estimated cash flows and estimated discount rates are based on market data at balance date, in combination with remeasurement to foreign exchange rates at balance date (level 2 in fair value hierarchy).

Derivative financial instruments

Fair value is calculated using discounted future cash flow techniques, where estimated cash flows and estimated discount rates are based on market data at balance date (level 2 in fair value hierarchy).

Other financial assets (promissory note)

The fair value of the promissory note is determined using option pricing models where the main assumptions are the probability of default by the specified counterparty from market based information (level 3 in fair value hierarchy).

There were no transfers between Level 1 and Level 2 during the period.

HEALTHSCOPE PTY LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2018

NOTE 10: COMMITMENTS

	31 Dec 2018	30 Jun 2018
	$'m	$'m
Capital expenditure committed but not provided for and payable:
- Not longer than 1 year	153.8	148.6
- Longer than 1 year but not longer than 5 years	-	2.4
- Longer than 5 years	-	-
	153.8	151.0

HEALTHSCOPE PTY LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2018

NOTE 11: CONTINGENT LIABILITIES

	31 Dec 2018	30 Jun 2018
	$'m	$'m
Estimates of material amounts of contingent liabilities not provided for:

Bank guarantee to various Workcover authorities	21.3	16.2

Bank guarantee in respect of the Northern Beaches development	5.0	161.8

Bank guarantee in respect of the Northern Beaches operations	60.0	-

Bank guarantees in respect of property leases	13.6	10.0

NOTE 12: EVENTS SUBSEQUENT TO BALANCE DATE

Implementation Deed with Brookfield Business Partners

On 1 February 2019, Healthscope Pty Ltd entered into an Implementation Deed with ANZ Hospitals Pty Ltd (a wholly owned subsidiary of Brookfield) to acquire 100% equity stake in Healthscope Pty Ltd by way of a scheme of arrangement, with the transaction being completed on 6 June 2019 for a total value of $4,310 million representing $2.50 per shares inclusive of an interim dividend of 3.5 cents per share. The transaction was funded with a mix of senior secured debt, a property loan and equity contributions. Upon acquisition by Brookfield, the syndicated debt facility and US Private placement was fully repaid by ANZ Hospitals Pty Ltd (the new parent of the Company) on behalf of Healthscope Finance Pty Ltd (a subsidiary of the Company) including termination of financial instruments derivatives and a loan to ANZ Hospitals Pty Ltd was recognised. In addition, the securitisation program was renegotiated and renewed in 2019 with maturity date of 28 July 2022 and has a maximum cash advance available of $165.0 million The Group was subsequently delisted from Australia Securities Exchange on 11 June 2019 and share based payments were vested.

Sale and lease back arrangement

Prior to the acquisition of Healthscope, as part of Brookfield's binding acquisition proposal, the Group entered into a sale and leaseback arrangement for 11 hospital properties with MPT Australian Services Pty Ltd (MPT) and 11 hospital properties with NorthWest Healthcare Australia RE Limited (NWH) for a consideration of $2,467.0 million (the “Property Transaction”). The Property Transaction settled on 7 June 2019 and the Group continues to operate each property.

Change of name and financial year

The Group was formerly known as Healthscope Limited. On 23 August 2019 the Company converted to a proprietary company and the name changed to Healthscope Pty Ltd.

Change of directors

Following the Brookfield acquisition, the following directors changes occurred:

•	Paula Dwyer (resigned 6 June 2019)
•	Rupert Myer (resigned 6 June 2019)
•	Zygmunt Switkowski (resigned 6 June 2019)
•	Paul O'Sullivan (resigned 6 June 2019)
•	Gordon Ballantyne (resigned 6 June 2019)
•	Jane McAloon (resigned 6 June 2019)
•	Antoni Cipa (resigned 6 June 2019)
•	Michael Stanford (resigned 6 June 2019)
•	Gregory Horan (appointed 6 June 2019, resigned 18 October 2019)
•	Leonard Chersky (appointed 6 June 2019, resigned 18 October 2019)
•	Sophia Rihani (appointed 6 June 2019, resigned 18 October 2019)
•	Steven Rubic (appointed 18 October 2019)
•	Eleni Lambridis (appointed 18 October 2019)
•	David Allison (appointed 18 October 2019)

Following the Brookfield acquisition, the following company secretary changes occurred:

•	Ingrid Player (resigned 6 June 2019)
•	David Allison (appointed 6 June 2019, resigned 25 October 2019)
•	Richard Holbeach (appointed 25 October 2019)

HEALTHSCOPE PTY LTD

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2018

Sale of Como

Healthscope has commenced a sale process for land and buildings relating to one of its hospitals, Como Private Hospital (“Como”). As a result, the freehold property held by Como has been classified as ‘held for sale’. The sale of Como was completed on 11 February 2020.

Sale of New Zealand pathology business

On the 4 August 2020, Healthscope has entered into a binding agreement to sell its New Zealand pathology business, Asia Pacific Healthcare Group (APHG), to the NZ Super Fund and Ontario Teachers’ Pension Plan Board (Ontario Teachers’) who will each take a 50 percent stake. The sale price was NZD$575 million and was approved by the New Zealand’s Overseas Investment Office on 18 November 2020.The completion and settlement occurred on 30 November 2020. Foreign currency swaps were entered into on August 2020 for a face value of approximately AUD$522 million to hedge the currency risk of the New Zealand denominated settlement.

COVID-19

The COVID-19 pandemic and the subsequent quarantine measures imposed by the Australian and other governments as well as the travel and trade restrictions imposed by Australia and other countries in early 2020 have caused disruption to businesses and economic activity. This has had an impact on the Healthscope Australian operations.

A first wave of COVID-19 infections emerged in Australia early 2020. Healthscope had to stop its non-urgent elective surgery procedures in Australia from 1 April 2020 due to mandatory government restrictions to make all private hospital capacity available for responding to the COVID-19 pandemic. As a result, Healthscope entered into agreements with the State Governments in April 2020 for Private Hospital Funding to facilitate a successful and coordinated response by the public and private hospital sectors to the COVID-19 pandemic. Under these agreements, Healthscope is entitled government funding to cover certain costs in return for compliance with certain conditions relating to its operating activities. From 28 April 2020, the State Governments allowed a gradual ease on restrictions on elective surgery, allowing the Group to restart scheduling elective surgery procedures.

A second wave of COVID-19 infections emerged in the State of Victoria during June 2020. Elective surgery restrictions were re-imposed in early July 2020 in Victoria in response to the outbreak which has affected the volume and type of elective surgery procedures undertaken at Victoria hospitals. As case numbers of COVID-19 reduced in September, the Victoria Premier outlined a progressive roadmap to ‘COVID-19 Normal” out of restrictions. Non-urgent elective surgeries ramped up across Victoria’s regional public and private hospitals from 17 September 2020 and in metropolitan Melbourne from late September 2020, back to normal levels late November 2020.